Exhibit 99.1

Kamada Confirms Continuous Global Business Operations and Products Availability Despite Recent Events in the Middle East

Rehovot, Israel, and Hoboken, NJ – June 17, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that, while circumstances in the Middle East are evolving, the Company is continuing the operations and manufacturing at its Israeli facility focusing on business continuity, and based on its assessment, the global availability of its products is not expected to be interrupted.

“While events in the Middle East are evolving, the operations and ongoing manufacturing of our products continue as planned,” said Amir London, Kamada’s Chief Executive Officer. “Although our shipments from Israel may be temporarily affected by the current closing of the Israeli airspace, our distribution centers outside Israel, as well as our partners and distributors worldwide, have sufficient level of products available, and we do not foresee shortage in meeting client demands. We are focused on our business continuity and the well-being of all our employees and will continue to closely monitor the circumstances.”

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the Company continues its operations and manufacturing at its Israeli facility focusing on business continuity, 2) global availability of the Company’s products is not expected to be interrupted, 3) the operations and ongoing manufacturing of the Company’s products continue as planned, 4) shipments from Israel may be temporarily affected by the closing of the Israeli airspace, 5) the Company’s distribution centers outside Israel have sufficient level of products available, as well as its partners and distributers worldwide, and 6) the Company does not foresee shortage in meeting client demands. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com